EXHIBIT 99-10

Supplementary Oil and Gas Disclosures (unaudited)

The following disclosures are presented in accordance with United States Financial Accounting Standards Board (“FASB”) Topic 932 — “Extractive Activities — Oil and Gas” and Subpart 1200 of Regulation S-K (“Subpart 1200”) of the United States Securities and Exchange Commission. Disclosures pertaining to the audited consolidated financial statements as at and for the year ended December 31, 2023 (the “2023 Consolidated Financial Statements”) of Suncor Energy Inc. (“Suncor” or the “company”) were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Canadian generally accepted accounting principles contained within Part 1 of the Chartered Professional Accountants Canada Handbook, which differ in material respects from financial statements prepared in accordance with United States generally accepted accounting principles. The 2023 Consolidated Financial Statements are attached as Exhibit 99.2 to Suncor’s annual report on Form 40-F for the year ended December 31, 2023 (the “Form 40-F”).

Reserves Data

Reserves data included herein are estimates only and can be significantly impacted by a variety of internal and external factors. For more information on the risks involved when estimating reserves, see the discussion in the “Statement of Reserves Data and Other Oil and Gas Information — Advisories – Reserves Data” section in Suncor’s 2023 Annual Information Form (the “2023 AIF”), which is attached as Exhibit 99.1 to the Form 40-F. Readers should also see Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2023, which is attached as Exhibit 99.3 to the Form 40-F (the “2023 Management’s Discussion and Analysis”).

The reserves data presented herein, with an effective date of December 31, 2023, may differ in relation to the format and the basis from which volumes are economically determined under National Instrument 51-101 — “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”), as disclosed in the 2023 AIF. Subpart 1200 requires disclosure of net proved reserves, after royalties, using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period, whereas NI 51-101 requires disclosure of gross and net reserves, estimated using forecast prices and costs. In 2023, Suncor’s reserves were economic utilizing both constant pricing permitted by Subpart 1200, as well as forecast pricing permitted by NI 51-101.

Net Proved Oil and Gas Reserves(1)(2)

To align with the company’s business segments, the company presents the following supplementary oil and gas disclosures by showing its Oil Sands segment, which is exclusively in Canada and produce synthetic crude oil (“SCO”) and bitumen, separate from other Canadian operations, which are aggregated with Suncor’s international operations (collectively, “Exploration and Production”) and produce crude oil, natural gas and natural gas liquids (“NGLs”). During 2023, Suncor divested its U.K. assets and as a result, as at December 31, 2023, all Exploration and Production reserves are in offshore Canada.

	SCO		Bitumen		Crude Oil(3)		Natural Gas		Total
At December 31,	(mmbbls)		(mmbbls)		(mmbbls)		(bcf)		(mmboe)
(net reserves, constant prices and costs)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Proved Developed
Oil Sands	1,571	1,343	1,364	729	—	—	—	—	2,935	2,071
Exploration and Production	—	—	—	—	64	113	—	1	64	113
	1,571	1,343	1,364	729	64	113	—	1	2,999	2,185
Proved Undeveloped
Oil Sands	987	756	462	410	—	—	—	—	1,449	1,166
Exploration and Production	—	—	—	—	52	49	—	—	52	49
	987	756	462	410	52	49	—	—	1,501	1,215
Proved
Oil Sands	2,558	2,098	1,826	1,139	—	—	—	—	4,384	3,237
Exploration and Production	—	—	—	—	116	162	—	1	116	162
	2,558	2,098	1,826	1,139	116	162	—	1	4,500	3,399

Reconciliation of Net Proved Oil and Gas Reserves

	Balance at	Revisions of		Extensions			Balance at
(net reserves,	December 31	Previous		and			December 31
constant prices and costs)	2021	Estimates(4)	Acquisitions(5)	Discoveries(6)	Production	Dispositions(7)	2022
Oil Sands
SCO (mmbbls)	2,386	(144)	—	5	(150)	—	2,098
Bitumen (mmbbls)	1,224	(32)	—	2	(54)	—	1,139
Exploration and Production
Crude oil(3) (mmbbls)	149	—	2	44	(25)	(8)	162
Natural gas (bcf)	9	1	—	1	(2)	(8)	1
Total (mmboe)	3,760	(175)	2	51	(230)	(9)	3,399

	Balance at	Revisions of		Extensions			Balance at
(net reserves,	December 31	Previous		and			December 31
constant prices and costs)	2022	Estimates(4)	Acquisitions(5)	Discoveries(6)	Production	Dispositions(7)	2023
Oil Sands
SCO (mmbbls)	2,098	342	88	178	(148)	—	2,558
Bitumen (mmbbls)	1,139	94	594	68	(69)	—	1,826
Exploration and Production
Crude oil(3) (mmbbls)	162	4	—	—	(18)	(31)	116
Natural gas (bcf)	1	—	—	—	—	(1)	—
Total (mmboe)	3,399	439	682	246	(235)	(32)	4,500

Notes to Reserves Data:

(1)	Definitions
a.

Net reserves, in relation to Suncor’s production and reserves, represents the company’s working interest share after deduction of royalty obligations, plus the company’s royalty interests in production and reserves.

b.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty (at least a 90% probability that the quantities actually recovered will equal or exceed the estimate) to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

c.

Proved developed oil and gas reserves are those quantities that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and can be expected to be recovered through extraction equipment and infrastructure installed and operational at the time of the reserves estimate for projects that extract oil by means not involving a well.

d.

Proved undeveloped oil and gas reserves are those quantities that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion; and can be expected to be recovered through extraction equipment and infrastructure to be installed for projects that extract oil by means not involving a well.

(2)	Reserve data tables may not add due to rounding.
(3)	Natural gas liquids reserves are not significant and have been presented in combination with crude oil reserves.
(4)

Revisions of previous estimates include changes to proved reserves, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors, such as changes in constant prices used for the reserve evaluation. In 2023, positive technical revisions of SCO was made at Syncrude, Fort Hills, Firebag, Millenium and North Steepbank Extension. Positive technical revisions of bitumen was made at Fort Hills, Firebag and MacKay River and partially offset by downward revisions at Syncrude.

(5)

Acquisitions in 2022 are due to Suncor increasing its interest in the White Rose assets by 12.5% to 40% in the base project and 38.6% in the White Rose extension. Acquisitions in 2023 are due to Suncor increasing its interest in Fort Hills by 14.65% during the first quarter and by 31.23% in the fourth quarter, making Suncor the sole owner of Fort Hills.

(6)

Extensions and discoveries are additions to proved reserves from proved acreage of previously discovered reservoirs through additional drilling in periods subsequent to discovery or discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields. Proved undeveloped reserves associated with White Rose and proved developed reserves associated with Firebag, Hebron, and U.K. Buzzard were added in 2022. Proved undeveloped reserves associated with Firebag was added in 2023.

(7)

Dispositions in 2022 relate to Suncor completing the sale of its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations in Norway in the third quarter of 2022. Dispositions in 2023 are due to Suncor divesting its U.K. assets which included a 29.89% working interest in Buzzard.

Capitalized Costs

	At December 31, 2023			At December 31, 2022
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Exploration and evaluation assets(1)	1,742	16	1,758	1,979	16	1,995
Oil and gas properties(2)(3)	24,035	17,066	41,101	23,058	15,717	38,775
Plant and equipment(2)(3)	65,192	298	65,490	69,543	823	70,366
- accumulated provision(2)	(37,629)	(11,750)	(49,379)	(45,288)	(11,360)	(56,648)
Total	53,340	5,630	58,970	49,292	5,196	54,488

(1)

Exploration and evaluation assets largely represent amounts associated with unproved properties, but may include properties with proved reserves for which Suncor’s Board of Directors have not sanctioned development. See note 18 of the 2023 Consolidated Financial Statements.

(2)

Oil and Gas Properties, Plant and Equipment and the accumulated provision largely represent amounts associated with proved properties. See note 15 of the 2023 Consolidated Financial Statements. Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2023 Consolidated Financial Statements that relate to the company’s right-of-use assets under IFRS 16. See note 17 of the 2023 Consolidated Financial Statements.

(3)

Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2023 Consolidated Financial Statements that relate to the company’s decommissioning and restoration activities.

Costs Incurred for Property Acquisition, Exploration and Development Activities

	Year ended December 31, 2023			Year Ended December 31, 2022
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Unproved property acquisition	—	—	—	—	—	—
Proved property acquisition(1)	3,322	—	3,322	—	—	—
Exploration(2)	63	106	169	38	60	98
Development(3)	4,091	702	4,793	3,633	548	4,181
Total	7,476	808	8,284	3,671	608	4,279

(1)

Proved property acquisitions in 2023 are primarily due to Suncor increasing its interest in Fort Hills by 14.65% during the first quarter and by 31.23% in the fourth quarter, making Suncor the sole owner of Fort Hills.

(2)

Includes amounts capitalized to Exploration and Evaluation on the Consolidated Balance Sheets as well as those charged to Exploration Expense on the Consolidated Statements of Comprehensive Income (Loss), of the 2023 Consolidated Financial Statements.

(3)

Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2023 Consolidated Financial Statements that relate to the company’s decommissioning and restoration activities.

Results of Operations for Oil and Gas Producing Activities

	Year ended December 31, 2023			Year Ended December 31, 2022
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Operating revenues, net of royalties	23,412	2,198	25,610	26,468	3,723	30,191
Other income (loss)	1,469	10	1,479	(53)	164	111
	24,881	2,208	27,089	26,415	3,887	30,302
Purchases of crude oil and products	1,935	(1)	1,934	2,050	—	2,050
Operating, selling and general	9,329	476	9,805	9,152	490	9,642
Transportation and distribution	1,213	76	1,289	1,210	101	1,311
Depreciation, depletion, amortization and impairment	4,902	483	5,385	7,927	(105)	7,822
Exploration	60	14	74	37	19	56
(Gain) loss on disposal of assets	(39)	(600)	(639)	(7)	66	59
Financing expenses	670	69	739	413	95	508
Earnings before income taxes	6,811	1,691	8,502	5,633	3,221	8,854
Income tax expense	1,324	519	1,843	1,314	925	2,239
Net earnings	5,487	1,172	6,659	4,319	2,296	6,615

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves(1)

The standardized measure of discounted future net cash flows relating to Suncor’s proved oil and gas reserves are calculated in accordance with FASB Topic 932 — “Extractive Activities — Oil and Gas”. Future cash inflows are estimated using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period, which are also used in estimating the entity’s proved oil and gas reserves. Future development and production costs, including the associated decommissioning and restoration activities, are calculated by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. The appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, were applied to the future pretax net cash flows, less the tax basis of the properties involved. A prescribed rate of 10% is applied to discount the future net cash flows.

The calculation of the standardized measure of discounted future net cash flows is based upon information prepared by the company’s independent qualified reserves evaluator (which includes decommissioning and restoration activities), and adjusted for future income taxes.

It should not be assumed that the estimates of future net cash flows presented in the tables below represent the fair market value of the reserves. There is no assurance that the price and cost assumptions will be attained and variances could be material. Future changes to income tax, royalty and environmental regulations could also have a significant impact on the respective assumptions. There is no guarantee that the estimates for SCO, bitumen, crude oil, and natural gas reserves provided herein will be recovered. Actual SCO, bitumen, crude oil, and natural gas reserves may be greater than or less than the estimates provided herein.

The following twelve-month average prices were used to calculate the standardized measure of discounted future net cash flows (using the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period):

				Light			National
		WTI	WCS	Sweet	Pentanes Plus		Balancing
	Brent	Cushing	Hardisty	Edmonton	Edmonton	AECO	Point
Year	North Sea	Oklahoma	Alberta	Alberta	Alberta	Gas	North Sea
	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu
2023	82.83	78.10	81.33	100.98	104.05	2.76	17.83
2022	97.98	94.13	98.14	119.59	120.70	5.59	42.80

	At December 31, 2023			At December 31, 2022
		Exploration			Exploration
		and			and
($ millions)	Oil Sands	Production	Total	Oil Sands	Production	Total
Future cash inflows	388,522	12,670	401,192	353,676	20,253	373,929
Future production costs	(179,553)	(2,822)	(182,375)	(148,250)	(4,915)	(153,165)
Future development costs	(89,763)	(4,497)	(94,260)	(69,267)	(4,755)	(74,022)
Future income tax expenses	(28,515)	(1,150)	(29,666)	(31,615)	(3,993)	(35,608)
Future net cash flows	90,691	4,201	94,892	104,544	6,590	111,134
10% Discount Factor	(44,748)	(921)	(45,670)	(48,137)	(1,528)	(49,665)
Standardized measure of discounted future net cash flows	45,943	3,279	49,222	56,407	5,062	61,469

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2023	2022
Standardized measure of discounted future net cash flows - beginning of year	61,469	35,376
Sales and transfers of oil and gas produced	(15,323)	(9,820)
Net changes in sales prices and operating costs related to future production	(29,494)	45,518
Net change due to extensions, discoveries and improved recovery	5,682	2,710
Net change due to acquisition and dispositions	6,555	(128)
Net change due to revisions in quantity estimates	9,981	(4,650)
Previously estimated development costs incurred during the period	4,833	4,036
Changes in estimated future development costs	(7,449)	(6,082)
Accretion of discount	7,307	4,143
Net change in income taxes	5,661	(9,637)
Standardized measure of discounted future net cash flows - end of year	49,222	61,469

(1)	Tables may not add due to rounding.